SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated September 9th, 2013 with the report for fiscal year ended on June 30th, 2013, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

On behalf of IRSA Inversiones y Representaciones Sociedad Anónima, in compliance with Section 62 of the BCBA Regulations and as per the letter sent to the Buenos Aires Stock Exchange, this is to report to you the following in connection with the fiscal year ended June 30th, 2013:

As from fiscal year 2013, the company has adopted accounting policies based on the International Financial Reporting Standards (“IFRS”) for preparing its financial statements. Until the past year, the financial statements were prepared in accordance with the Argentine Professional Accounting Standards (“ARG GAAP”) that differed in certain respects from the IFRS. For such reason, we modified certain valuation and disclosure accounting policies.

IRSA Inversiones y Representaciones Sociedad Anónima
June 30th, 2013 and 2012

1. Net Income

	In thousands of ARS
	06/30/13	06/30/12
Comprehensive net income
Income attributable to:
Controlling company’s shareholders	238,737	203,891
Non-controlling interest	58,471	20,785

2. Shareholders’ Equity

Capital stock	578,676	578,676
Restatement for capital stock	123,329	274,387
Additional paid in capital	793,123	793,123
Purchase of additional interest in subsidiaries	(20,782)	(15,714)
Reserve for conversion	50,776	14,502
Reserve for equity based payments	8,258	2,595
Statutory reserve	85,140	71,136
Reserve for new projects	492,441	419,783
Special reserve	395,249	-
Retained earnings	239,328	510,853
Non-controlling interest	385,151	390,428
Total Shareholders’ Equity	3,130,689	3,039,769

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the Company’s stock capital was ARS 578,676,460 – divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A., who holds 378,753,404 shares, representing 65.45% of the issued and outstanding capital stock.

In addition, as of June 30th, 2013, excluding Cresud's interest, the rest of the shareholders held 199,923,056 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share, representing 34.55% of the issued and outstanding capital stock.

As of June 30th, 2013 there were no outstanding warrants or convertible notes for the purchase of our shares.

Below are the highlights for the fiscal year ended June 30th, 2013:

•
During this year we recorded very good results in our lines of business. The company’s EBITDA grew by 40.0% compared to 2012, mainly explained by the consolidation of the Madison building in New York and the good performance of our Shopping centers, Offices and other and Sales and developments segments.

•	Net income for the fiscal year was ARS 297.2 million, out of which ARS 238.7 million are attributable to the controlling company’s shareholders and ARS 58.5 million to the non-controlling interest.

•	Shopping centers closed the year with sales 25.2% higher than in 2012 and a portfolio occupancy rate that climbed to 99.1%. EBITDA grew by 19.5% and the EBITDA/revenue margin reached 77%.

•	We increased occupancy in our office portfolio from 91% to 97.3% and the EBITDA margin from this segment rose 6 percentage points, reaching 74.9%.

•
During this fiscal year we made progress in the development of our next shopping centers, Distrito Arcos and Shopping Neuquén; we increased our interest in Rigby 183 LLC, which is owner of the Madison 183 building in Manhattan, to 74.50%; and we sold almost our entire shareholding interest in the REIT Hersha (NYSE:HT) for an average price of USD 5.5 per share.

•	During this year we sold office assets for an amount of USD 45.7 million and a land reserve in Córdoba for USD 4.2 million.

•	During this fiscal year we paid cash dividends to our shareholders for a total amount of ARS 180.0 million.

•	After the fiscal year’s closing date we launched a program for repurchasing own shares for up to ARS 200 million or 5% of the stock capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets
September 10th, 2013